Exhibit 99.7

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Notice of Emera’s 2025

Annual Meeting of Shareholders

WHEN:	Thursday, May 22, 2025, 2:00 p.m. (Atlantic time)

HOW:	Accessible, transparent and interactive virtual-only meeting via live webcast at https://meetings.lumiconnect.com/400-560-695-216

Password: emera2025 (case sensitive)

The virtual meeting format is designed to ensure that opportunities for shareholders to participate are comparable to attending an in-person meeting

AGENDA:	The meeting will cover the following items of business:

1. Receiving the audited financial statements for the year ended December 31, 2024 and the Auditors’ report thereon;

2. Electing Directors to serve until the next Annual Meeting of Shareholders;

3. Appointing auditors;

4. Authorizing the Directors to establish the auditors’ fee;

5. Considering an advisory resolution on the Company’s approach to executive compensation; and

6. Transacting any other business that properly comes before the meeting.

The accompanying Management Information Circular provides detailed information on these items.

WHO:	Emera shareholders as of close of business on March 25, 2025 (the “Record Date”) have the right to receive notice of and vote at the meeting or any adjournment.

HOW TO VOTE:	Participate and vote your shares in real time during the meeting by visiting https://meetings.lumiconnect.com/400-560-695-216, using password emera2025 (case sensitive). Please note, only registered shareholders and duly appointed proxyholders can vote at the meeting.

For more information about how to vote during the meeting, please see the accompanying Management Information Circular.

If you do not plan to participate in the meeting:

• Mail your proxy or voting instruction form using the postage-paid, pre-addressed envelope provided.

•  Vote by telephone or via internet (see the proxy or voting instruction form). Proxies must be received prior to 5:00 p.m. Atlantic time on Tuesday May 20, 2025, or, if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

QUESTIONS:	If you have any questions about any of the information contained within the Management Information Circular, please contact us by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by telephone at 1-800-358-1995 from anywhere in North America or by email at AGM@emera.com.

By order of the Board

Brian C. Curry
Corporate Secretary